PE
12-31-01



02020961

MAR 1 5 2002

BALANCED GROWTH

PROCESSED
MAR 2 0 2002
P
THOMSON
FINANCIAL

The
Midland
Company

2001
Annual
Report

Company Profile

The Midland Company is a highly focused provider of specialty insurance products and services through its American Modern Insurance Group subsidiary, which contributes approximately 94 percent of the company's revenues. In addition, Midland has a profitable investment in a niche river transportation business, M/G Transport Services, Inc. (M/G).

American Modern is a leader in specialty insurance products and services, marketing through diverse distribution channels. American Modern specializes in physical damage insurance and related coverages for manufactured homes, watercraft, collector automobiles, motorcycles, snowmobiles, and recreational vehicles, among others.

The company focuses on four key strategies to create long-term value: organic growth in current markets, strategic acquisitions, strategic alliances and the expansion of low-risk fee-income business. By focusing on a formula of balanced growth, the company achieved strong operating performance in 2001, reporting record revenue despite the myriad of challenges facing the company's largest market segment.

Management believes that this emphasis on proven growth strategies, balanced product and distribution channels and core relationships will enable the company to continue to leverage its strong competitive position, thereby achieving its performance objectives and increasing value for shareholders over the long term.

The Midland Company's Mission

To be an indispensable partner to customers within chosen markets by providing value-adding specialty products and services delivered by the best professionals in the industry.

This report contains forward-looking statements that involve potential risks and uncertainties. Please see the Management's Discussion and Analysis, Pages 16-21, for factors that could cause results to differ materially from those discussed.

TABLE OF CONTENTS

Financial Highlights	1
Letter to Shareholders-Balancing Premium Growth and Profitability	2–5
Balance-Creating a Strong Mix of Speciality Products	6-7
Balance-Establishing Multiple Channels of Distribution	8-9
Balance-Building Lasting Relationships Through Innovative Services to Customers	10-11
American Modern Insurance Group, Inc.—Investment Portfolio	12
Balance-Profitable Investment in a Niche River Transportation Business, M/G Transport Services, Inc.	13
Six Year Financial Summary Data	14-15
Management's Discussion and Analysis	16–21
Private Securities Reform Act of 1995—Forward Looking Statements Disclosure	21
Income Statements	22
Balance Sheets	23
Changes in Shareholders' Equity	24
Cash Flows	25
Notes to Financial Statements	26–34
Independent Auditor's Report	35
Management's Report	35
Quarterly Data and Other Information	36
Officers and Directors	37

Financial Highlights

THE MIDLAND COMPANY AND SUBSIDIARIES

(Amounts in thousands, except per share data)	For the Years Ended December 31, 2001	2000
Operating Performance		
Revenues	**$ 586,543**	$534,422
Income Before Federal Income Tax	**$ 36,704**	$ 50,699
Operating Income	**$ 25,907**	$ 31,755
Capital Gains (After-Tax)	**$ 1,315**	$ 3,708
Net Income	**$ 27,222**	$ 35,463
Per Share Data		
Net Income—Basic	**$ 3.15**	$ 3.91
Average Shares Outstanding—Basic	**8,641**	9,066
Operating Income—Diluted	**$ 2.88**	$ 3.39
Net Income—Diluted	**$ 3.03**	$ 3.78
Average Shares Outstanding—Diluted	**8,995**	9,379
Cash Dividends	**$ .32**	$ .30
Book Value	**$ 33.05**	$ 31.46
Financial Position		
Total Assets	**$1,053,942**	$993,850
Shareholders' Equity	**$ 291,876**	$283,177
Performance Ratios		
Combined Ratio (American Modern's Property and Casualty Companies)	**99.8%**	96.2%
Return on Beginning Equity	**9.6%**	13.7%

REVENUES GROW 9.8% IN 2001

(Continuing Operations) dollars in millions



Despite industry challenges and a deepening recession, Midland's revenues grew for the 16th consecutive year. Property and casualty premiums and investment income fueled the growth.

NET INCOME AND NET OPERATING INCOME PER SHARE REFLECT STRATEGIC DECISIONS

(Continuing Operations)



Midland exited the manufactured housing commercial liability market in 2001 due to profitability concerns. While this action reduced earnings for the short term, it positioned the company for a return to double-digit earnings growth and return on equity objectives for the long term.

BOOK VALUE PER SHARE REACHES RECORD $33.05



Book value per share grew 5.1 percent in 2001. Over the past 10 years, it has grown at a compounded rate of 11.4 percent.

As we reflect on the events of 2001, we're left with a variety of contrasting images, impressions and memories. The events of September 11 reshaped our personal and business lives in many ways ... some obvious, some more subtle. For many Americans, one result of the tragedies was a renewed quest for balance. Balance in their work. Balance in their lives.

As we look back on the year for The Midland Company, and look forward into our future, we are struck by the important role that balance played in our successes and in our challenges. Without our concerted emphasis the past several years on maintaining balance in our business -- balance in our product lines, balance in our distribution channels and balance in our relationships -- the year would have delivered many more challenges and fewer successes.

Instead, our strategy led to growth and laid the groundwork for substantial improvements in the company's value. We look ahead to an exciting future, one in which we will continue to rely on balance to help us achieve our double-digit earnings growth and return on equity objectives over the long term.

LETTER TO SHAREHOLDERS- *Balancing Premium Growth and Profitability*

A Year of Challenges

The year 2001 began with high hopes. We had just completed our fourth consecutive year of record-breaking performance, and our balanced growth strategies were paying dividends.

Our optimism became increasingly tempered, however, as the economic boom of the 1990s eroded... a boom that had served as a catalyst for unparalleled growth. A deepening recession resulted in a predictable deterioration in our fire loss ratio and an uncharacteristic challenge to our combined ratio objective. Since our goal is to consistently produce an underwriting profit, we are directly facing this challenge with heightened discipline in risk selection. A concentration on rate adequacy also is a high priority for our team in 2002, and actions are already in place to ensure that we obtain the rates necessary to maintain our high standards of profitability.

Further, in 2000, we saw our largest market undergo its most significant contraction since 1975, and that trend continued in 2001. After declining 28 percent in 2000, manufactured home shipments continued to fall, ultimately down an estimated 23 percent for 2001. Beyond the overall economic conditions, contributing to the decline was tightening of loan requirements for this market, as well as the decision by several key lenders to exit the manufactured home business. In response, manufacturers and dealers continued to redefine the products offered to consumers and attracted conventional mortgage lenders into the market, requiring a shift in our business model to maintain our preeminent position at the point of sale. We firmly believe this industry will recover, and there are many who see signs that the recovery already is under way. When conditions improve in the manufactured housing segment, we will be ready to support and leverage its growth with a full range of specialty products.

In reviewing the year, we cannot ignore the impact of September 11, the defining event of 2001. While Midland did not suffer direct business consequences, we continue to feel the emotional and indirect business effects on our industry. Some consequences, such as rising reinsurance rates, will affect American Modern less than many of our peers due to our risk profile.

Finally, we decided in late 2001 to exit the manufactured housing commercial liability market because of profitability concerns. The product simply did not fit well into our core competencies, nor did it fit the profile of "high-frequency, low-severity lines of business" that leverage our strengths. As we look to 2002, we see the decision to exit this market as an opportunity for improving profitability.

Measuring the Successes

The year just passed also was marked by important successes – again, a result of concentrated efforts to maintain balance. The balance we have methodically introduced into our product, distribution and underwriting strategies over the last several years positioned us to take all that 2001 could deliver. We begin 2002 with our optimism intact and with a marketplace that is increasingly knowledgeable and confident in our ability to deliver profitable long-term growth. For example, even with the continuing difficulties confronting the manufactured housing industry, we experienced virtually flat manufactured housing premium results in 2001, a testament to our balanced distribution strategy that allows us to capture new business wherever the opportunity arises.

On another front, our decision to add even more balance to our specialty product offerings by underwriting the GuideOne motorcycle business reaped significant benefits for us in 2001 and, along with other motorsports insurance products, was responsible for $38 million in growth for the year. Motorsports represented 7.4 percent of premiums written in 2001, up from 1.2 percent in 2000, while manufactured housing declined to 56.1 percent from 62.6 percent.

Further, financial services continued to provide new opportunities for us. In 2001, we integrated these various services and launched a coordinated initiative to expand our reach and impact with banks, credit unions and other financial organizations.

Ameritrac Business Solutions, our primary fee-income generating subsidiary, expanded its customer base and services, resulting in a 5 percent increase in insurance writings and a 24 percent increase in fee revenues. Opportunities exist to expand Ameritrac's relationship with key new accounts in 2002, which will continue to add to the company's fee revenues.

Total Premiums Rise 11%
(Direct and Assumed Premiums Written)
dollars in millions



Over the past 5 years, P&C premium growth has been 2 times that of the industry, reflecting the emphasis on balance in the product mix and distribution channels.

Combined Ratio Reflects Underlying Strength and Continued Commitment to Sound Underwriting Principles



While above historic levels in 2001, American Modern's P&C statutory combined ratio has averaged 97.2 percent over the past 10 years, well below the industry average of 108.6 percent.

Also in 2001, we continued our ascent to a leadership position within the credit life insurance market. The life companies' premiums increased 12.5 percent over 2000, with a three-year compounded annual growth rate of 53.8 percent.

Financial Performance Reflected Challenges and Successes

Taken in the context of the year, the company achieved credible -- and in some cases stellar -- financial performance. Revenue for the year increased 9.8 percent to a record $586.5 million. While American Modern's manufactured housing direct and assumed written premiums remained essentially flat due to industry challenges, growth in the other property and casualty lines was 34.8 percent, resulting in a total of $555.5 million in direct and assumed property and casualty written premium for 2001. Credit life premiums rose to $44.7 million.

For the year, net operating income (which excludes capital gains) was $2.88 per share (diluted) compared with $3.39 per share (diluted) in 2000. Total net income was $3.03 per share (diluted) compared with $3.78 per share (diluted) in 2000. But those results do not tell the whole story. After-tax losses from

American Modern's commercial liability programs were 67 cents per share (diluted) for the year versus 44 cents last year and the after-tax impact of higher-than-normal fire losses was $1.05 compared with 40 cents in 2000. Clearly, without those items impacting profitability, 2001 would have been a stronger year.

Even so, American Modern's superior underwriting results were evident in our property and casualty operations' combined ratio. The ratio, while substantially better than the estimated industry result of 117 percent (includes the impact of September 11), was outside the range we target. For the year, the combined ratio was 99.8 percent, including 2.3 percentage points from the commercial liability losses and 2.9 from higher-than-normal fire losses. Catastrophe losses, which were still somewhat lower than normal in 2001, but higher than in 2000, further impacted our combined ratio.

Positive Contribution from Investment Income

In a year in which many suffered from the vagaries of the stock market and the reduced returns from lower interest rates, our continued emphasis on a disciplined investment approach yielded favorable results. Overall, the market value of Midland's investment portfolio rose to $704.0 million at year-end up from $692.7 million at year-end 2000, while pre-tax investment income increased 9.8 percent for the year.



From left, Joseph P. Hayden III, Chairman and Chief Operating Officer, and John W. Hayden, President and Chief Executive Officer

Midland's shareholders' equity closed the year at $291.9 million, or $33.05 per share, up from $283.2 million, or $31.46 per share, at year-end 2000.

Our consistent financial strength and performance were acknowledged on a number of fronts during the year. A.M. Best upgraded American Modern's property and casualty operations to A+ (Superior). The Ward Financial Group placed American Modern among its Top 50 property and casualty insurers for the third consecutive year. *Forbes Magazine* named Midland as one of the top 200 small companies in America.

M/G Transport

M/G Transport, Midland's transportation subsidiary, reported 5.2 percent growth in operating revenue for the year. M/G's after-tax contribution to operating earnings was 12 cents for 2001, compared with 18 cents in 2000. M/G experienced a change in the shipping patterns for some of its products, resulting in lower operating profits in the second and third quarters of 2001. Nonetheless, M/G remains a valuable investment for Midland, adding an average of $4.5 million to operating cash flow and averaging a 13.8 percent return on beginning equity over the past five years.

Looking Beyond 2001

Of course, challenges remain. But we intend to remain focused on achieving and maintaining balance in all aspects of our business. We will continue to implement our four strategies for growth: organic growth in current markets, strategic acquisitions, strategic alliances and the expansion of low-risk fee-income

business. We will continue to consistently deliver superior products and services by adhering to our seven key operating strategies:

- Focus on specialty products
- Employ multiple distribution channels
- Leverage multiple company structure across distribution channels
- Profit from expert claims management
- Reduce earnings volatility via risk management
- Consistently produce an underwriting profit
- Strategically deploy technology

While we will remain faithful to all seven strategies, we will pay particularly close attention to the strategic deployment of technology over the next several years, centering on our modernLINK initiative, which is in the process of delivering Web-based, self-servicing capabilities to our producers. Already, we have begun to realize the benefits of more sophisticated automated online processes. At the same time, Web-enabled processing systems allow our business partners to more efficiently serve customer needs and our company to more fully benefit from information distribution efficiencies.

Emphasis on Creating Value for Shareholders

Midland's goal always has been to place the highest priority on creating long-term value for our shareholders. To that end, on January 25, 2001, the Board of Directors authorized the repurchase of an additional 500,000 shares of our common stock. During 2001, the company repurchased 197,846 shares of our stock at an average price of $34.44 per share. And, on January 31, 2002, the Board approved an indicated annual dividend of 35 cents per share, the 16th consecutive year of increasing dividends to shareholders.

In addition, more and more financial analysts and professional investors have taken notice of the balance we have achieved over the years. They have taken notice of the viability of our long-term strategies to produce profits and growth that outpace the industry, as well as create stability and security that provide a welcome relief from the volatility of technology stocks. This underlying confidence in your company was reflected in the dramatic growth in market value of Midland's common stock during 2001, up 57.8 percent to $43.80 per share from year end 2000. The strong performance of Midland's stock in 2001 should come as no surprise, however, since it continued to out perform the S&P 500 for the 1-, 5-, 10-, 15- and 20-year time frames.

In closing, we thank you for your support of Midland. Your company made important strides in 2001 to create long-term value for our shareholders, as well as for our business partners, policyholders and associates. By remaining true to the balance that has characterized our products, distribution and services in the past, we look forward to a strong future.



Joseph P. Hayden III
Chairman and
Chief Operating Officer



John W. Hayden
President and
Chief Executive Officer

February 07, 2002

Manufactured housing. Watercraft. Motorcycles. Recreational vehicles. Collector automobiles. Collateral protection. Credit life. Specialty markets served by American Modern's special expertise.

BALANCE- *Creating a Strong Mix of Specialty Products*

In recent years, balance in American Modern's mix of specialty products has been more than a goal; it has been an evolving reality. In 2001, manufactured housing's contribution to total direct and assumed written premiums was 56.1 percent, a noteworthy decline from the 62.6 percent level it reached in 2000. This balance has earned and will continue to earn American Modern new customers, new relationships and new paths to profits.

Midland, through American Modern, has strategically built a product portfolio that serves the varied needs of varied customers. Each product in the portfolio has unique features that speak directly to the policyholder. Each reflects an expertise that is unique to that market. Together, they create a mix that is highly specialized, highly competitive and highly balanced.

In addition to a balanced insurance portfolio, Midland has built a balanced fee-income portfolio--a suite of products and services that are not subject to the risk-bearing uncertainty associated with the underwriting of insurance. Through loan tracking, compliance research, escrow processing and marketing support, Midland's Ameritrac subsidiary adds value to our business relationships and creates additional balance for our business.

Looking ahead, Midland will continue to develop products that complement our strategic mix and expand our strategic reach.

PRODUCT MIX
(Percentage of Total Direct and Assumed Written Premiums)



	2001	2000
■ Manufactured Homes	56.1%	62.6%
□ Motor Sport	7.4%	1.2%
□ Credit Life & Related	7.4%	7.3%
■ Site Built Dwelling	6.2%	4.6%
□ Collateral Protection	3.9%	4.2%
■ Mortgage Fire	3.3%	2.6%
■ Watercraft	3.1%	2.8%
□ Long-Haul Truck	2.0%	2.2%
■ Commercial - Proper	1.5%	2.1%
▩ All Other	9.1%	10.4%

Manufactured housing premiums declined as a percent of the total by more than 6.5 percentage points between 2000 and 2001. Newer product areas increased their contribution, in line with the company's strategic decision to diversity.

COMPETITIVE. CONFIDENT.













AGILE.

BALANCE- *Establishing Multiple Channels of Distribution*

General agents. Point of sale. Lenders. Strategic alliances. Financial services. Distinct channels served by American Modern's special expertise.

American Modern provides customers with convenient access points that satisfy virtually any insurance shopper's needs while enabling American Modern to cross-sell products and develop multi-layer relationships. This diversity has distinguished American Modern for many years. In 2001, distribution balance helped provide a level of insulation against cyclical challenges experienced in the point-of-sale channel, particularly in the manufactured housing market.

Due to the expanding strength of American Modern's relationships with key general agents, that distribution channel grew to represent 29.9 percent of total direct and assumed written premiums, up from 21.6 percent in 2000. New relationships--such as those developed with South & Western General Agency in Texas and Graham-Rogers General Agency in Oklahoma--are of growing importance in the balance of American Modern's distribution network.

New partnerships with US Bancorp and Fifth Third Bancorp--two of our nation's premier financial institutions--provided new opportunities for growth in our life operations and in fee generation...growth that will continue well into 2002.

While our relationship with GEICO remained the cornerstone of our strategic alliance distribution channel, in 2001, two new alliances were announced that are likely to expand the role of strategic partners in distribution beyond the current level of 3 percent of total premium. Amica Mutual Insurance Company, the nation's oldest mutual insurer of automobiles, rounded out its product line with manufactured housing policies underwritten by American Modern. American Express Property Casualty sought out American Modern for manufactured home, motor home, travel trailer and nonstandard specialty homeowner products to expand American Express's insurance offerings.

Cultivating American Modern's distribution channels as a means of balancing performance through economic and other business cycles will remain a high priority for Midland.

DISTRIBUTION MIX
(Percentage of Total Direct and Assumed Written Premiums)



	2001	2000
■ Agency	29.9%	21.6%
■ Lender	27.0%	31.6%
■ Point of Sale	22.4%	26.2%
■ Financial Services	13.9%	12.4%
□ Strategic Alliances	3.0%	2.8%
■ All Other	3.8%	5.4%

Expansion of the company's distribution channels between 2000 and 2001 resulted in more balance. For example, contributions from the point-of-sale channel declined as general agency contributions rose.

INSTINCTUAL.







INTENSE. *CONCENTRATED.*

BALANCE- *Building Lasting Relationships Through Innovative Services to Customers*

Policyholders. Strategic partners. Agents. Customers. Relationships cultivated by American Modern's special expertise.

Building positive relationships that help American Modern connect with its agents, partners and customers is a strategic initiative balanced across all of the company's operations. Looking into the future, relationships will form in the manner best suited to the customer's needs. American Modern continues to invest heavily in that future through the development of Web-based systems that will introduce new capabilities and efficiencies to producers and policyholders in the years ahead.

For example, American Modern achieved growth of 59 percent in one of its smaller product lines in 2001, largely as the result of new rating and processing capability through American Modern's Web-based modernLINK systems. In addition to existing capabilities that allow for policy inquiry online, these new functions give agents and American Modern a distinct advantage that will allow the company to compete more successfully for this highly desirable market.

When it comes to claims activities, American Modern's representatives continue to balance accuracy, compassion and efficiency in responding to customer needs. In 2001, American Modern continued its strong record of service in this area, closing 84.3 percent of claims within 30 days or less, while handling more than 89.5 percent of the claims through its own staff adjusters. American Modern's customer service representatives respond quickly and efficiently to information requests, seeking to deliver added value in any way possible.

From the customer service representative to the claims representative to electronic interactions, American Modern will seek to continue to build positive relationships to achieve higher levels of retention, which serve as the foundation for profitable growth.



ACTIVE.







RESPONSIVE. CONSISTENT.

AMERICAN MODERN INSURANCE GROUP
INVESTMENT PORTFOLIO

MARKET VALUES
(dollars in millions)



PRE-TAX INVESTMENT INCOME
(dollars in millions)



American Modern manages its investment portfolio with a focus on both total return and current income. Market value for the portfolio increased to $707.0 million in 2001 from $693.1 million at year end 2000. Pre-tax investment income rose 9.8 percent in 2001 to $33.8 million from $30.8 million in 2000. After-tax capital gains decreased in 2001 to $1.3 million, or 15 cents per diluted share, compared with $3.0 million, or 31 cents per diluted share, in 2000. Net unrealized capital gains decreased in 2001 to $62.2 million from $74.1million in 2000.

ANNUALIZED TOTAL RETURN

(Total Return is the rate of return on a portfolio that takes into consideration both interest income and dividends plus the change in the market value.)

	Periods Ending December 31, 2001		
	1 Year	3 Year	5 Year
EQUITIES:			
American Modern-Composite	**-13.5%**	**-5.9%**	**12.7%**
American Modern-Excluding Investment In US Bancorp-	**-18.6%**	**-1.2%**	**8.7%**
American Modern-US Bancorp Only	**-6.8%**	**-9.7%**	**18.3%**
S&P 500	-11.9%	-1.0%	10.7%
FIXED INCOME TOTAL RETURN:			
American Modern After-Tax	**6.5%**	**5.1%**	**5.2%**
After-Tax Lehman Brothers Intermediate Government/Credit Index	6.7%	4.1%	4.7%
FIXED INCOME PRE-TAX EQUIVALENT YIELD AS OF DECEMBER 31, 2001	**5.4%**		
AVERAGE MATURITY AS OF DECEMBER 31, 2001	**5.0 years**		
DURATION AS OF DECEMBER 31, 2001	**3.8 years**		

BALANCE- *Profitable Investment in a Niche River Transportation Business, M/G Transport Services, Inc.*

M/G Transport and its sales and marketing arm, MGT Services, Inc., continue to fill a profitable niche in the transportation marketplace and today account for 6 percent of Midland's total revenues.

Collectively known as M/G, this barge affreightment subsidiary of Midland operates in New Orleans, Louisiana. In 2001 M/G's pre-tax earnings declined 39 percent to $1.7 million from $2.8 million in 2000. The decrease was primarily due to a change in traffic patterns for petroleum coke. M/G remains committed to the transportation of dry bulk commodities, as evidenced in its 30 new open hopper barges scheduled for delivery over the next 15 months.

Efficiency Continues to Define M/G

M/G provides superior service to large industrial clients, transporting dry cargo such as petroleum coke, barite, sugar, iron ore, grain, steel pipe and other dry commodities. The operations are concentrated on the Lower Mississippi River and westbound on the Gulf Intercoastal Waterway.

As of December 31, 2001, M/G serves its customers with a fleet of 206 jumbo hopper barges, owned or leased by the company. M/G supplements its fleet by chartering equipment or renting space from other operators as necessary to meet customer needs, thus providing operating flexibility.

M/G has been and continues to be a sound investment for Midland, in particular because of its efficient operations. M/G generated $34.8 million in revenue and $3.9 million in cash flow in 2001, with an experienced staff of 15 employees. M/G remains attuned to market conditions and will respond with strategies designed to best take advantage of those conditions.

M/G TRANSPORT RETURN ON BEGINNING EQUITY



M/G is a valuable investment for Midland, adding an average of $4.5 million to operating cash flow and averaging 13.8 percent return on beginning equity over the past five years.

SIX YEAR FINANCIAL SUMMARY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES *(Amounts in thousands, except per share data)*	For the Years Ended December 31, **2001**	2000	1999	1998	1997	1996
Income Statement Data						
Revenues:						
Insurance:						
Premiums earned	**$508,233**	$456,120	$400,991	$375,478	$311,159	$280,614
Net investment income	**33,802**	30,774	25,292	23,908	21,332	18,269
Net realized investment gains[a]	**2,023**	4,646	3,486	6,354	4,170	2,690
Other insurance income	**7,175**	8,784	6,793	2,508	1,557	1,602
Transportation	**34,826**	33,119	31,327	33,059	34,933	34,064
Other	**484**	979	1,237	1,055	617	499
Total	**586,543**	534,422	469,126	442,362	373,768	337,738
Costs and Expenses:						
Insurance:						
Losses and loss adjustment expenses	**292,188**	240,680	204,365	210,015	171,163	172,426
Commissions and other policy acquisition costs	**145,777**	137,053	114,212	103,169	79,518	81,533
Operating and administrative expenses	**73,322**	70,755	66,541	54,309	49,118	41,355
Transportation operating expenses	**32,898**	28,828	29,255	28,287	30,079	31,163
Interest expense	**4,368**	4,132	4,067	4,991	4,983	4,829
Other operating and administrative expenses	**1,286**	2,305	6,973	4,064	4,204	3,115
Total	**549,839**	483,753	425,413	404,835	339,065	334,421
Income from Continuing Operations Before Federal Income Tax	**36,704**	50,669	43,713	37,527	34,703	3,317
Provision (Credit) for Federal Income Tax	**9,482**	15,206	12,534	10,595	10,336	(426)
Income from Continuing Operations	**27,222**	35,463	31,179	26,932	24,367	3,743
Loss from Discontinued Operations[b]	**—**	—	—	—	(6,817)	(2,675)
Net Income	**$ 27,222**	$ 35,463	$ 31,179	$ 26,932	$ 17,550	$ 1,068
Basic Earnings (Loss) Per Share of Common Stock[d]:						
Continuing operations	**$ 3.15**	$ 3.91	$ 3.42	$ 2.99	$ 2.72	$ .42
Discontinued operations	**—**	—	—	—	(.76)	(.30)
Total	**$ 3.15**	$ 3.91	$ 3.42	$ 2.99	$ 1.96	$ .12
Diluted Earnings (Loss) Per Share of Common Stock[d]:						
Continuing operations	**$ 3.03**	$ 3.78	$ 3.30	$ 2.86	$ 2.63	$ .41
Discontinued operations	**—**	—	—	—	(.74)	(.29)
Total	**$ 3.03**	$ 3.78	$ 3.30	$ 2.86	$ 1.89	$ .12
Cash Dividends Per Share of Common Stock[d]:	**$ .32**	$ .30	$ .27	$ .25	$ .23	$ .22

THE MIDLAND COMPANY AND SUBSIDIARIES (Amounts in thousands, except per share data)	For the Years Ended December 31, 2001	2000	1999	1998	1997	1996
Balance Sheet Data						
Total Cash and Marketable Securities	**$ 715,295**	$701,048	$620,957	$593,857	$504,106	$403,804
Total Assets	**1,053,942**	993,850	888,057	837,220	760,463	655,979
Total Debt	**84,141**	85,045	69,838	76,085	92,309	95,170
Unearned Insurance Premiums	**403,855**	357,185	312,838	255,115	240,340	208,417
Loss Reserves	**148,674**	135,887	133,713	125,496	120,134	95,830
Shareholders' Equity	**291,876**	283,177	258,002	248,832	197,026	159,688
Book Value Per Share[d]	**$ 33.05**	$ 31.46	$ 27.11	$ 26.61	$ 21.11	$ 17.50
Common Shares Outstanding[d]	**8,830**	9,000	9,516	9,352	9,334	9,126
Other Data						
Midland Consolidated						
Operating Income from Continuing Operations[c]	**$ 25,907**	$ 31,755	$ 28,913	$ 22,802	$ 21,657	$ 1,995
Operating Income Per Share from Continuing Operations(Diluted)[c,d]	**$ 2.88**	$ 3.39	$ 3.06	$ 2.42	$ 2.33	$ .22
AMIG's Property and Casualty Operations						
Direct and Assumed Written Premiums	**$ 555,548**	$500,984	$472,041	$446,248	$422,982	$387,165
Net Written Premium	**523,105**	471,336	439,863	391,770	342,310	290,355
Loss and Loss Adjustment Expense Ratio (GAAP)	**57.8%**	52.9%	51.2%	56.1%	55.1%	61.8%
Underwriting Expense Ratio (GAAP)	**42.0%**	43.3%	43.2%	40.8%	40.7%	42.5%
Combined Ratio (GAAP)	**99.8%**	96.2%	94.4%	96.9%	95.8%	104.3%
Statutory Capital and Surplus	**222,036**	235,521	220,080	217,091	164,128	124,131
Net Written Premium to Statutory Surplus	**2.4x**	2.0x	2.0x	1.8x	2.1x	2.3x
M/G Transport's Transportation Operations						
Net Revenues	**$ 34,826**	$ 33,119	$ 31,327	$ 33,059	$ 34,933	$ 34,064
Net Income	**1,079**	1,809	1,169	2,994	3,126	1,938
Total Assets	**24,952**	27,412	30,564	39,167	42,914	41,458
Shareholders' Equity	**10,509**	9,728	10,919	18,749	18,783	15,658

Footnotes:

(a) Net Realized Investment Gains in 2001 include the effect of SFAS 133 adjustments.

(b) On September 29, 1997, the Company's sportswear subsidiary sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million.

(c) Represents income from continuing operations excluding net realized investment gains or losses, net of federal income taxes.

(d) Previously reported share information has been adjusted to reflect a three-for-one common stock split effective May 21, 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations

THE MIDLAND COMPANY AND SUBSIDIARIES

The Midland Company, through its wholly owned subsidiaries, is primarily a specialty property and casualty insurance company, with approximately 56 percent of its specialty premium volume related to insuring manufactured housing. In addition, Midland owns a barge chartering and freight brokerage operation that accounts for approximately 6 percent of its consolidated revenues.

Lines of Business and Reportable Segments

The discussions of Results of Operations and Liquidity and Capital Resources are grouped according to Midland's three reportable segments: manufactured housing insurance, other insurance and transportation. A description of the operations of each of these lines of business is included below.

Results of Operations

Insurance (Manufactured Housing and Other Insurance)

Midland's specialty insurance operations are conducted through American Modern Insurance Group, Inc., a wholly-owned subsidiary of Midland and a holding company which controls six property and casualty insurance companies, two credit life insurance companies and five licensed insurance agencies. American Modern is licensed, through its subsidiaries, to write insurance premium in all 50 states and the District of Columbia. More than fifty percent of American Modern's business relates to physical damage insurance and related coverages on manufactured homes, generally written for a term of 12 months with coverages similar to conventional homeowner's insurance policies. A subsidiary of American Modern, Ameritrac, offers proprietary loan and lease tracking service. Other insurance products include watercraft, motorsports, recreational vehicle, homeowners, lower value homes, extended service contract related products, dwelling fire, mortgage fire, collateral protection, specialty automobile, credit life, long-haul truck, commercial and excess and surplus lines.

Transportation

M/G Transport Services, Inc. and MGT Services, Inc. (collectively M/G Transport), Midland's transportation subsidiaries, charter barges and broker freight for the movement of dry bulk commodities such as petroleum coke, ores, barite, fertilizers, sugar and other dry cargoes primarily on the lower Mississippi River and its tributaries.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Insurance

General Overview of Insurance Operations and Insurance Premiums

Direct and assumed written premiums generated from American Modern's property and casualty and life insurance subsidiaries for the year ended December 31, 2001 increased 11.0% to $600.2 million from $540.7 million in 2000. Net earned premiums for the year increased at a similar rate at 11.4% to $508.2 million from $456.1 million in 2000. This growth came despite on-going challenges within the manufactured housing industry, which resulted in a slight decrease in American Modern's manufactured housing premium volume in 2001. Diversification of American Modern's product offering was an important facet of 2001 growth performance, as was the continued diversification of its distribution channels. From a product diversification perspective, manufactured housing direct and assumed written premium represented 56 percent of all specialty insurance premium in 2001 compared to 63 percent in 2000. From a distribution channel perspective in 2001, American Modern experienced a 54 percent increase in direct and assumed written premium though the agency channel, which rose to 30 percent of the total from 22 percent last year. That increase was driven by expanded and new relationships with leaders in the general agent marketplace, as well as significant premium conversion opportunities in the manufactured housing, motorsports and watercraft lines of business. Despite the positive contributions from a top-line perspective, American Modern's contributions to Midland's overall earnings for 2001 were somewhat depressed as a result of losses from commercial liability lines, a product line that American Modern decided to exit in September 2001, and higher-than-normal fire losses.

The growth in direct and assumed written premiums was due primarily to volume increases in the motorsports (motorcycle and snowmobile), dwelling fire, mortgage fire, recreational vehicle and credit life books of business. The most significant growth came from the motorsports book that was acquired from GuideOne Insurance Company in 2001 contributing $44.5 million in direct and assumed written premium in 2001 as compared to $6.4 million in the prior year. Mobile home and related direct and assumed written premium in 2001 of $336.5 million was comparable to 2000 levels of $338.6 million. The mobile home and related line of business has traditionally experienced a consistent level of growth. The static level of production from this product line in 2001, however, reflects an overall decline in the level of manufactured housing new home shipments in 2001 compared to 2000. Credit life direct and assumed written premium increased 12.5% to $44.7 million in 2001 from $39.7 million in 2000. This continued growth is primarily the result of an expansion of the credit life business with a large financial institution customer. Premium rate increases also contributed to American Modern's overall direct and assumed premium growth, but to a lesser degree than volume increases. American Modern is also seeking premium rate increases in various states in 2002 as part of its operating strategies.

Other Insurance Income (Fee Income)

American Modern's other insurance income decreased to $7.2 million in 2001 from $8.8 million in 2000. This decrease is primarily the result of the decline in American Modern's warranty and loan facilitation businesses. Although third-party fee income decreased in 2001, direct and assumed written premium generated by American Modern's loan tracking operations and insurance agencies increased 6.1% to $98.3 million in 2001.

Insurance Investment Income and Realized Capital Gains

American Modern's net investment income (before taxes and excluding net realized capital gains and the impact of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities") increased 9.8% to $33.8 million in 2001 from $30.8 million in 2000. The increase in investment income was primarily the result of the continued investment of the cash flow generated from underwriting and investment activities. On a cost basis, American Modern's invested asset base (cash and investments) increased $27.7 million from December 31, 2000.

Excluding the impact of SFAS No. 133, American Modern's after-tax net realized capital gains decreased to $0.6 million, 7 cents per share (diluted) in 2001, from $3.0 million, 31 cents per share (diluted) in 2000. The impact of accounting for embedded options under SFAS No. 133, which Midland adopted on January 1, 2001, increased net realized investment gains on an after-tax basis by $0.7 million, 8 cents per share (diluted) in 2001.

Insurance Losses and Loss Adjustment Expenses (LAE)

Insurance losses and LAE increased 21.4% to $292.2 million in 2001 from $240.7 million in 2000. This increase was due to the continued growth in net earned premium coupled with increases in fire-related losses, discontinued commercial liability losses and catastrophe losses. Higher than normal levels of fire losses added $11.0 million (pre-tax, before any estimated adjustments for contingent commissions) of additional loss costs in 2001 over 2000. Losses stemming from the discontinued commercial liability business were $3.0 million (pre-tax) higher in 2001 than in 2000 and the impact of catastrophes was $9.7 million (pre-tax) higher in 2001 compared to 2000.

Insurance Commissions, Other Policy Acquisition Costs and Operating and Administration Expenses

Commissions, other policy acquisition costs and operating and administrative expenses increased 5.4% to $219.1 million in 2001 from $207.8 million in 2000. This increase is due primarily to the continued growth in net earned premiums and other insurance income coupled with a decrease in contingent commission expense due to a higher loss ratio in 2001 compared to 2000.

Overall Property and Casualty Underwriting Results

American Modern's property and casualty operations generated pre-tax underwriting income (property and casualty insurance earned premiums less incurred losses, commissions and operating expenses) of $1.0 million in 2001 compared to $17.0 million in 2000. This resulted in a combined ratio of 99.8% in 2001 compared to 96.2% in 2000. Again, the largest contributors to these weaker results were higher than normal fire losses, discontinued commercial liability losses and higher levels of catastrophe losses. Higher than normal fire-related losses increased the combined ratio by 2.9 percentage points in 2001 compared to only 1.3 percentage points in 2000. Discontinued commercial liability losses contributed 2.3 percentage points to the combined ratio in 2001 compared to 1.9 points a year ago. Catastrophe losses, which were lower than normal in both years, contributed 4.3 points to the combined ratio in 2001 as compared to 2.6 points in 2000.

Transportation

Excluding a one-time pre-tax capital gain of $1.0 million from the sale of transportation equipment in 2000, transportation revenues increased 8.4% to $34.8 million in 2001 from $32.1 million in the prior year. Pre-tax operating profit (excluding capital gains) decreased to $1.7 million in 2001 from $2.8 million in 2000. The fluctuations in both revenue and operating profit are due to a change in shipping patterns to longer duration (but less profitable) affreightment movements in 2001 compared to 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Insurance

Insurance Premiums

Direct and assumed written premiums generated from American Modern's property and casualty and life insurance subsidiaries for the year ended December 31, 2000 increased 9.6% to $540.7 million from $493.2 million in 1999. Net earned premiums for the year increased 13.7% to $456.1 million from $401.0 million in 1999. The difference in growth rates between the direct and assumed written premiums and net earned premiums is due primarily to the impact of multi-year policies generated in prior periods coupled with changes in the levels of premiums ceded under a quota share reinsurance treaty.

The growth in direct and assumed written premiums is due to volume increases in manufactured home and related coverages premium, all other property and casualty specialty insurance products and credit life direct and assumed written premium. Manufactured home and related coverages direct and assumed written premium increased 4.4% to $338.6 million in 2000 from $324.4 million in 1999. This increase was achieved in spite of an approximate 30% decrease in manufactured housing shipments in 2000. Direct and assumed written premiums of all other property and casualty specialty insurance products increased 10% to $162.4 million in 2000 from $147.7 million in 1999. Direct and assumed written credit life premium increased 87.7% to $39.7 million in 2000 from $21.2 million in 1999. Premium rate increases also contributed to American Modern's overall direct and assumed premium growth, but to a lesser degree than volume increases.

Other Insurance Income (Fee Income)

American Modern's other insurance income increased to $8.8 million in 2000 from $6.8 million in 1999. The increase is primarily the result of the growth of American Modern's warranty, loan facilitation and agency fee businesses.

THE MIDLAND COMPANY AND SUBSIDIARIES

Insurance Investment Income and Realized Capital Gains

American Modern's net investment income (before taxes and excluding net realized capital gains) increased 21.7% to $30.8 million in 2000 from $25.3 million in 1999. The increase in investment income was primarily the result of the investment of positive cash flow generated from underwriting and investment activities coupled with a higher interest rate environment in 2000 compared to 1999. American Modern's investment portfolio increased 13.6% to $693.1 million in market value at December 31, 2000. This increase in the market value of the investment portfolio was the result of the investment of positive cash flow from underwriting activities, investment income, net realized capital gains generated from the portfolio and a $7.4 million increase in the unrealized appreciation in the market value of securities held. The increase in unrealized appreciation was primarily the result of the unrealized appreciation in American Modern's fixed income securities of $15.0 million and the increase in the market value of American Modern's investment in the common stock of US Bancorp. The market value of American Modern's investment in US Bancorp increased to $54.3 million at December 31, 2000 from $49.3 million at December 31, 1999. After-tax net realized capital gains increased to $3.0 million, $0.31 per share (diluted) in 2000, from $2.3 million, $0.24 per share (diluted) in 1999.

Insurance Losses and Loss Adjustment Expenses (LAE)

Insurance losses and LAE increased 17.8% to $240.7 million in 2000 from $204.4 million in 1999. This increase was due to the continued growth in net earned premium plus increases in non-catastrophe weather related losses and fire-related losses. Catastrophe losses decreased in 2000 compared to 1999 with a catastrophe loss ratio of only 2.6% in 2000 compared to 5.6% in 1999. The overall after-tax impact of catastrophes was $7.4 million in 2000 as compared to $12.9 million in 1999.

Insurance Commissions, Other Policy Acquisition Costs and Operating and Administration Expenses

Commissions, other policy acquisition costs and operating and administrative expenses increased 14.9% to $207.8 million in 2000 from $180.8 million in 1999. This increase is due primarily to the continued growth in net earned premiums and other insurance income coupled with an increase in the commission ratio due to a change in a quota share reinsurance agreement.

Overall Property and Casualty Underwriting Results

American Modern's property and casualty operations generated pre-tax underwriting income (property and casualty insurance earned premiums less incurred losses, commissions and operating expenses) of $17.0 million in 2000 compared to $22.1 million in 1999. This resulted in a combined ratio of 96.2% in 2000 compared to 94.4% in 1999. The reasons for the change in the combined ratio have been described above.

Transportation

Transportation revenues increased 5.7% to $33.1 million in 2000 from $31.3 million in 1999. The increase was primarily due to increased demand for sugar and barite (a drilling mud used by offshore refineries) and to a one-time capital gain of $1.0 million from the sale of transportation equipment. Transportation's pre-tax profit increased, excluding the capital gain of $1.0 million, from $1.8 million in 1999 to $2.8 million in 2000 due primarily to the increased revenues from the shipment of sugar and barite commodities and changes in the shipping patterns in 2000 when compared to 1999.

Corporate

During 2000, Midland recorded a gain of $7.4 million from the curtailment and settlement of a portion of its pension plan. This gain was offset by excise taxes on the withdrawal of a portion of overfunded pension assets and by one-time expenses related to consulting agreements with retired executives. The net result of these transactions, exclusive of the excise tax, were included in the income statement as other operating and administrative expenses. The excise tax component was included in the Provision for Federal Income Tax. The net impact of these transactions was a net after-tax charge to earnings in 2000 of less than $200,000, or two cents per share on a dilutive basis.

LIQUIDITY AND CAPITAL RESOURCES

Holding Company Operations

Midland and American Modern are holding companies which rely primarily on dividends and management fees from their subsidiaries to assist in servicing their debt, paying their operating expenses and paying dividends to their respective stockholders. The payment of dividends to these holding companies from many of American Modern's insurance subsidiaries is restricted by state regulatory agencies. Such restrictions, however, have not had, and are not expected to have, a significant impact on Midland's or American Modern's liquidity or their ability to meet their long or short-term operating, financing or capital obligations.

Midland issues commercial paper, generally below the bank prime borrowing rates, and has $48 million of conventional short-term credit lines available at costs not exceeding prime borrowing rates. Additional short-term borrowing lines are available at the discretion of various lending institutions with comparable rates. Outstanding interest bearing debt, not allocable to either the insurance or transportation operations, as of December 31, 2001 amounted to $52.7 million. The December 31, 2001 balance of outstanding interest bearing debt consisted of $9.5 million in commercial paper, $17.2 million in mortgage obligations and $26.0 million in other short-term borrowings under conventional lines of credit. These short-term borrowings decreased $13 million from $39 million in 2000 due primarily to the receipt of $20.5 million in dividends and loan repayments from its subsidiaries offset by $6.8 million used to repurchase Midland's common stock (discussed below).

Expenditures for the acquisition of businesses and property, plant and equipment amounted to $9.7 million, $6.3 million and $5.8 million for years ended December 31, 2001, 2000 and 1999. The increase in capital expenditures primarily relates to continued investment in proprietary information systems. This is predominately funded from operating cash flows. Midland declared $2.8 million in dividends payable to its shareholders each year during 2001 and 2000.

In January 2001, Midland's Board of Directors authorized the repurchase of 500,000 shares of the company's common stock. As of December 31, 2001, 198,000 shares had been repurchased at a total cost of $6.8 million and an average purchase price of $34.44 per share. Under a prior authority by the Board of Directors in 1999, 500,000 shares of common stock were repurchased during 1999 and 2000 at a total cost of $13.9 million and an average purchase price of $27.71 per share. Midland expects to repurchase shares under the remaining January 2001 authorization selectively as price and market conditions warrant.

Insurance

American Modern generates cash inflows primarily from insurance premiums, investment income, proceeds from sale of marketable securities and maturities of debt security investments. The principal cash outflows for the insurance operations relate to the payment of claims, commissions, premium taxes, operating expenses, income taxes, dividends and inter-company borrowings to Midland and the purchase of marketable securities. In each of the years presented, funds generated from the insurance operating activities were used primarily to purchase investment grade marketable securities, accounting for the majority of the cash used in investing activities. The insurance products written by Midland's insurance subsidiaries are primarily property-related coverages that result in rapid claim payments.

The market value of American Modern's investment portfolio increased 2.0% to $707.0 million in market value at December 31, 2001. This increase in the market value of the investment portfolio was the result of the aforementioned $27.7 million investment of cash flow from underwriting activities, investment income and net realized capital gains offset by a $13.1 million decrease in the unrealized appreciation in the market value of securities held. The decrease in the unrealized appreciation was due to the $19.4 million decrease in the market value of equity securities held within the portfolio offset by a $6.3 million increase in market value of the fixed income securities. Included in the decrease in market value of American Modern's equity securities is the decrease in American Modern's largest single holding in its investment portfolio, 2.3 million shares of US Bancorp which decreased to $48.9 million at December 31, 2001 from $54.3 million at December 31, 2000.

The average maturity and duration of American Modern's debt security investment portfolio as of December 31, 2001 was approximately 5.0 years and 3.8 years, respectively, which management believes provides adequate asset/liability matching. American Modern also has a $60 million long-term credit facility available on a revolving basis at various rates. American Modern increased its borrowings under this credit facility from $20.0 million in 2000 to $30.0 million at December 31, 2001 and used the additional $10.0 million borrowing to reduce its indebtedness to Midland. Cash flow from the insurance operations is expected to remain sufficiently positive to meet American Modern's future operating requirements and to provide for reasonable dividends to Midland.

Accounts receivable is primarily comprised of premiums due from both policyholders and agents. In the case of receivables due directly from policyholders, policies are cancelable in the event of non-payment and thus offer minimal credit exposure. In the case of receivables due from agents, American Modern has extended payment terms that are customary and normal in the insurance industry. Management monitors its credit exposure with its agents and related concentrations on a regular basis. However, as collectibility of such receivables is dependent upon the financial stability of the agent, American Modern cannot assure collections in full. Where management believes appropriate, American Modern has provided a reserve for such exposures. Approximately 56% of American Modern's account receivables relate to premiums due directly from policyholders. Accounts receivable increased in 2001 due primarily to the writing of multi-year insurance policies which are being remitted to American Modern over the term of the policy.

Reinsurance recoverables and prepaid reinsurance premiums increased to $69.8 million at December 31, 2001 from $46.0 million in 2000. This increase is primarily due to an $11.3 million increase in ceded unearned premium from the prior year because American Modern experienced large growth in its credit life operation, which cedes a significant portion of its direct and assumed premiums to reinsurers. Additionally, property and casualty's ceded unearned premium increased $6.3 million over the prior year primarily from cessions of several books of business related to certain lines of warranty business which American Modern decided to exit in 2000. The increase in reinsurance recoverables and prepaid reinsurance premiums will have no effect on American Modern's liquidity and capital resources.

As of December 31, 2001, American Modern's property and casualty statutory surplus was $222.0 million resulting in a premium to surplus ratio of 2.4 for the year ended December 31, 2001.

Transportation

M/G Transport generates its cash inflows primarily from affreightment revenue. The primary outflows of cash relate to the payment of barge charter costs, debt service obligations, operating expenses, income taxes, dividends to Midland and the acquisition of capital equipment. Like the insurance operations, cash flow from the transportation operations is expected to remain sufficiently positive to meet future operating requirements while providing for reasonable dividends to Midland.

THE MIDLAND COMPANY AND SUBSIDIARIES

The transportation subsidiaries entered into a seven-year lease in 2000 and a fifteen-year lease in 1999 for transportation equipment. Aggregate rental payments under these two leases over the next thirteen years will approximate $8.1 million. There were no other barge acquisitions during 2001 and 2000. M/G Transport has committed to acquire 30 new barges over the next 15 months at an approximate total cost of $6.8 million. This acquisition and any future acquisitions would likely be financed through a combination of internally generated funds, external borrowings or lease transactions. As of December 31, 2001, the transportation subsidiaries had $1.4 million of collateralized equipment obligations outstanding.

Consolidated Operations

As disclosed in the footnote to the consolidated financial statements, Midland has certain obligations and commitments to make future payments under contracts. At December 31, 2001, the aggregate obligations (excluding the $6.8 million of future commitments relating to barge acquisitions as discussed above), on a consolidated basis, are (amounts in thousands):

Thousands of Dollars

	Payments Due By Period			
	Total	Less Than 1 Year	2–5 Years	After 5 Years
Long-term Debt:	$48,619	$ 1,456	$47,163	$ —
Other Notes Payable	35,522	35,522	—	—
Annual Commitments Under Non-Cancelable Leases	11,390	2,424	3,576	5,390
Total	$95,531	$39,402	$50,739	$5,390

OTHER MATTERS

Critical Accounting Policies

The accounting policies of Midland conform to those generally accepted in the United States of America and are summarized in the footnotes to the company's consolidated financial statements. Certain of Midland's accounting policies require management to use estimations and assumptions that affect the amounts reported in the financial statements and Midland acknowledges that actual results could differ from those estimates. For instance, Midland's reserve for insurance losses is based on past experience of settling known claims as well as estimating those not yet reported, and while management believes the amounts are fairly stated, the ultimate liability, once fully developed, may be more than or less than that provided. Management and its actuaries, both internal and external, continually review these liabilities and adjustments are made as necessary in the current period. These reserves are subject to unpredictable events such as weather patterns and other catastrophic losses. Midland attempts to mitigate its risk to such events by diversifying the geographic areas covered and by reinsuring certain levels of risk with other insurance companies. Management does not foresee any significant change in the manner in which it records its reserve for insurance losses.

By reinsuring certain levels and types of insurable risk with other insurance companies, Midland limits its exposure to losses to that portion of the insurable risk it retains. However, failure of the reinsurer to honor their obligation could result in losses to Midland, as the reinsurance contracts do not relieve Midland of its obligations to policyholders. Midland continually evaluates the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies and does not believe it holds any significant concentration of credit risk arising from any single reinsurer or any similar geographic region, activity or economic characteristic associated with its reinsurers. Midland fully expects it reinsurers to honor their obligations. As of December 31, 2001 Midland is owed $3.9 million from reinsurers for claims that have been paid and for which a contractual obligation to collect from a reinsurer exists.

Midland does not utilize any special purpose financing vehicles and does not have any undisclosed off-balance sheet arrangements that would materially affect Midland's assets, liabilities or reported income. Similarly, Midland holds no fair value contracts for which a lack of marketplace quotations would necessitate the use of fair value techniques.

Market Risk

Market risk is the risk that Midland will incur losses due to adverse changes in market rates and prices. Midland's market risk exposures are substantially related to American Modern's investment portfolio and changes in interest rates and equity prices. Each risk is defined in more detail as follows:

Interest rate risk is the risk that American Modern will incur economic losses due to adverse changes in interest rates. The risk arises from many of American Modern's investment activities, as American Modern invests substantial funds in interest-sensitive assets. American Modern manages the interest rate risk inherent in its investment assets relative to the interest rate risk inherent in its liabilities. One of the measures American Modern uses to quantify this exposure is duration. By definition, duration is a measure of the sensitivity of the fair value of a fixed income portfolio to changes in interest rates. Based upon the 3.8 year duration of American Modern's fixed income portfolio at December 31, 2001, management estimates that a 100 basis point increase in interest rates would decrease the market value of its $560.9 million debt security portfolio by approximately 3.8% or $21.3 million.

Equity price risk is the risk that American Modern will incur economic losses due to adverse changes in a particular stock or stock index. American Modern's equity exposure consists primarily of declines in the value of its equity security holdings. At December 31, 2001, American Modern had approximately $146.2 million in equity holdings, including $48.9 million of US Bancorp common stock. A 10% decrease in the market value of US Bancorp's common stock would decrease the fair

value of its equity portfolio by approximately $4.9 million. At December 31, 2001, the remainder of American Modern's portfolio of equity securities had a beta coefficient (a measure of stock price volatility) of approximately 1.10. This means that, in general, if the S&P Index decreases by 10%, management estimates that the fair value of the remaining equity portfolio will decrease by approximately 11.0%.

The active management of market risk is integral to American Modern's operations. American Modern has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities.

Impact of September 11, 2001

In 2001, Midland did not suffer significant adverse financial effects from the tragic events of September 11, 2001. The insurance products offered by American Modern are not the kind associated with that type of event. It is possible that a portion of the increase in American Modern's reinsurance costs in 2002 would be related to the events of September 11, 2001.

Other Comprehensive Income

For Midland, the primary difference between net income and comprehensive income is the net change in unrealized gain on marketable securities. For the years ended December 31, 2001, 2000 and 1999, such net unrealized gains in equity securities decreased (net of income tax effects) by $12.6 million, $4.8 million and $9.3 million, respectively. For fixed income securities, the net unrealized gains increased by $4.1 million and $9.8 million for the years ended December 31, 2001 and 2000, respectively, and decreased $11.8 million in the year 1999.

Impact of Inflation

Management does not consider the impact of the change in prices due to inflation to be material in the analysis of the Company's's overall operations.

New Accounting Standards

The Financial Accounting Standards Board (FASB) issued Statement of Financial Account Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" during 1998. SFAS No. 133, as amended by SFAS Nos. 137 and 138, is effective January 1, 2001. The American Modern's investment portfolio includes $35.8 million of convertible securities, some of which contain embedded derivatives. The embedded conversion options are valued separately, and the change in market value of the embedded conversion options is reported in net realized investment gains. For the year 2001, the American Modern recorded pre-tax gains on these securities of $1.1 million in accordance with the SFAS statements. Midland did not hold any other derivative instruments at December 31, 2001.

On June 29, 2001, SFAS No. 141, "Business Combinations" was approved by the FASB. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and will not be amortized. On an annual basis, and when there is reason to suspect that goodwill values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. Midland was required to implement SFAS No. 141 on July 1, 2001 and this statement had no impact on its consolidated financial position, results of operations or cash flows as Midland made no business acquisitions since the implementation of SFAS 141.

On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was approved by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. Midland is required to implement SFAS No. 142 by June 30, 2002. Midland's after-tax amortization of goodwill was approximately 4 cents per share (diluted) each year for 2001 and 2000.

In June and August 2001, respectively, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", and SFAS No. 144, "Accounting for the Impairment on Disposal of Long-Lived Assets". Midland does not expect these standards to have a material effect on its consolidated financial position, results of operations or cash flows.

Private Securities Reform Act of 1995— Forward Looking Statements Disclosure

Certain statements made in this report are forward-looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These statements include certain discussions relating to underwriting, premium and investment income volume, business strategies, profitability and business relationships, as well as any other statements concerning the year 2002 and beyond. The forward-looking statements involve risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Factors that might cause results to differ from those anticipated include, without limitation, adverse weather conditions, changes in underwriting results affected by adverse economic conditions, fluctuations in the investment markets, changes in the retail marketplace, changes in the laws or regulations affecting the operations of Midland or its subsidiaries, changes in the business tactics or strategies of Midland, its subsidiaries or its current or anticipated business partners, the financial condition of Midland's business partners, acquisitions or divestitures, changes in market forces, litigation and the other risk factors that have been identified in Midland's filings with the SEC, any one of which might materially affect the operations of Midland or its subsidiaries. Any forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

CONSOLIDATED STATEMENTS OF INCOME

THE MIDLAND COMPANY AND SUBSIDIARIES *(Amounts in thousands, except per share data)*	Years Ended December 31, **2001**	 2000	 1999
Revenues:			
Insurance:			
Premiums earned	**$508,233**	$456,120	$400,991
Net investment income	**33,802**	30,774	25,292
Net realized investment gains	**2,023**	4,646	3,486
Other insurance income	**7,175**	8,784	6,793
Transportation	**34,826**	33,119	31,327
Other	**484**	979	1,237
Total	**586,543**	534,422	469,126
Costs and Expenses:			
Insurance:			
Losses and loss adjustment expenses	**292,188**	240,680	204,365
Commissions and other policy acquisition costs	**145,777**	137,053	114,212
Operating and administrative expenses	**73,322**	70,755	66,541
Transportation operating expenses	**32,898**	28,828	29,255
Interest expense	**4,368**	4,132	4,067
Other operating and administrative expenses	**1,286**	2,305	6,973
Total	**549,839**	483,753	425,413
Income Before Federal Income Tax	**36,704**	50,669	43,713
Provision for Federal Income Tax	**9,482**	15,206	12,534
Net Income	**$ 27,222**	$ 35,463	$ 31,179
Basic Earnings Per Share of Common Stock:	**$ 3.15**	$ 3.91	$ 3.42
Diluted Earnings Per Share of Common Stock:	**$ 3.03**	$ 3.78	$ 3.30
Cash Dividends Per Share of Common Stock	**$ .32**	$ .30	$ .27

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

THE MIDLAND COMPANY AND SUBSIDIARIES *(Amounts in thousands)*	December 31, **2001**	 2000
ASSETS		
Marketable Securities:		
Fixed income (cost, $542,563 in 2001 and $534,038 in 2000)	**$ 555,159**	$540,337
Equity (cost, $91,191 in 2001 and $74,983 in 2000)	**148,850**	152,320
Total	**704,009**	692,657
Cash	**11,286**	8,391
Accounts Receivable—Net	**88,108**	70,396
Reinsurance Recoverables and Prepaid Reinsurance Premiums	**69,795**	46,030
Property, Plant and Equipment—Net	**59,095**	56,976
Deferred Insurance Policy Acquisition Costs	**100,785**	91,574
Other Assets	**20,864**	27,826
Total Assets	**$1,053,942**	$993,850
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unearned Insurance Premiums	**$ 403,855**	$357,185
Insurance Loss Reserves	**148,674**	135,887
Insurance Commissions Payable	**26,887**	22,181
Funds Held Under Reinsurance Agreements and Reinsurance Payables	**6,297**	2,803
Long-Term Debt	**48,619**	40,025
Other Notes Payable:		
Banks	**26,000**	39,000
Commercial paper	**9,522**	6,020
Total	**35,522**	45,020
Deferred Federal Income Tax	**31,803**	32,938
Other Payables and Accruals	**60,409**	74,634
Commitments and Contingencies	**—**	—
Shareholders' Equity:		
Common stock (issued and outstanding: 8,830 shares at December 31, 2001 and 9,000 shares at December 31, 2000 after deducting treasury stock of 2,098 shares and 1,928 shares, respectively)	**911**	911
Additional paid-in capital	**20,386**	19,838
Retained earnings	**264,057**	239,679
Accumulated other comprehensive income	**45,875**	54,396
Treasury stock (at cost)	**(38,698)**	(30,404)
Unvested restricted stock awards	**(655)**	(1,243)
Total	**291,876**	283,177
Total Liabilities and Shareholders' Equity	**$1,053,942**	$993,850

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE MIDLAND COMPANY AND SUBSIDIARIES

(Amounts in thousands) Years Ended December 31, 2001, 2000 and 1999

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Unvested Restricted Stock Awards	Total	Comprehensive Income
Balance, January 1, 1999	$911	$15,947	$178,398	$70,507	$(15,293)	$(1,638)	$248,832	
Comprehensive income:								
Net income			31,179				31,179	$31,179
Decrease in unrealized gain on marketable securities, net of related income tax effect of $11,373				(21,119)			(21,119)	(21,119)
Total comprehensive income								$10,060
Purchase of treasury stock					(3,709)		(3,709)	
Issuance of treasury stock for options exercised and other employee benefit plans		315			1,985		2,300	
Cash dividends declared			(2,572)				(2,572)	
Federal income tax benefit related to the exercise or granting of stock awards		940					940	
Restricted stock awards		1,411			1,266	(2,677)		
Amortization and cancellation of unvested restricted stock awards		(30)			(35)	2,216	2,151	
Balance, December 31, 1999	911	18,583	207,005	49,388	(15,786)	(2,099)	258,002	
Comprehensive income:								
Net income			35,463				35,463	$35,463
Increase in unrealized gain on marketable securities, net of related income tax effect of $2,661				5,008			5,008	5,008
Total comprehensive income								$40,471
Purchase of treasury stock					(15,432)		(15,432)	
Issuance of treasury stock for options exercised and other employee benefit plans		109			959		1,068	
Cash dividends declared			(2,789)				(2,789)	
Federal income tax benefit related to the exercise or granting of stock awards		479					479	
Revaluation of stock options relating to a plan amendment		776					776	
Amortization and cancellation of unvested restricted stock awards		(109)			(145)	856	602	
Balance, December 31, 2000	**911**	**19,838**	**239,679**	**54,396**	**(30,404)**	**(1,243)**	**283,177**	
Comprehensive income:								
Net income			**27,222**				**27,222**	**$27,222**
Decrease in unrealized gain on marketable securities, net of related income tax effect of $4,860				**(8,521)**			**(8,521)**	**(8,521)**
Total comprehensive income								**$18,701**
Purchase of treasury stock					**(10,900)**		**(10,900)**	
Issuance of treasury stock for options exercised and other employee benefit plans		**(292)**			**2,625**		**2,333**	
Cash dividends declared			**(2,844)**				**(2,844)**	
Federal income tax benefit related to the exercise or granting of stock awards		**861**					**861**	
Amortization and cancellation of unvested restricted stock awards		**(21)**			**(19)**	**588**	**548**	
Balance, December 31, 2001	**$911**	**$20,386**	**$264,057**	**$45,875**	**$(38,698)**	**$ (655)**	**$291,876**	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

THE MIDLAND COMPANY AND SUBSIDIARIES *(Amounts in thousands)*	Years Ended December 31, **2001**	2000	1999
Cash Flows from Operating Activities:			
Net income	**$ 27,222**	$ 35,463	$ 31,179
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	**8,324**	9,151	10,287
Net gains from sale of investments	**(915)**	(4,646)	(3,486)
Increase in unearned insurance premiums	**46,670**	44,347	57,723
Increase in reinsurance recoverables and prepaid reinsurance premiums	**(23,765)**	(2,879)	(9,196)
Increase in net accounts receivable	**(17,712)**	(9,861)	(632)
Increase (decrease) in other accounts payable and accruals	**(13,391)**	13,375	4,002
Increase in insurance loss reserves	**12,787**	2,174	8,217
Increase in deferred insurance policy acquisition costs	**(9,211)**	(6,406)	(21,206)
Decrease (increase) in other assets	**6,372**	(9,919)	5,402
Increase in insurance commissions payable	**4,706**	1,890	19
Increase in deferred federal income tax	**3,526**	2,105	239
Increase (decrease) in funds held under reinsurance agreements and reinsurance payables	**3,494**	(294)	(11,527)
Other—net	**166**	(1,626)	1,725
Net cash provided by operating activities	**48,273**	72,874	72,746
Cash Flows from Investing Activities:			
Purchase of marketable securities	**(268,283)**	(258,485)	(207,321)
Sale of marketable securities	**181,999**	167,923	130,296
Maturity of marketable securities	**38,549**	45,316	35,913
Decrease (increase) in cash equivalent marketable securities	**24,091**	(24,051)	(9,588)
Acquisition of property, plant and equipment	**(9,735)**	(3,833)	(3,173)
Proceeds from sale of property, plant and equipment	**290**	2,924	345
Net cash used in business acquisitions	**—**	(2,471)	(2,636)
Net cash used in investing activities	**(33,089)**	(72,677)	(56,164)
Cash Flows from Financing Activities:			
Purchase of treasury stock	**(10,900)**	(15,432)	(3,709)
Issuance of long-term debt	**10,000**	—	—
Increase (decrease) in net short-term borrowings	**(9,498)**	19,470	4,028
Dividends paid	**(2,818)**	(2,747)	(2,515)
Issuance of treasury stock	**2,333**	1,068	2,300
Repayment of long-term debt	**(1,406)**	(4,263)	(10,275)
Net cash used in financing activities	**(12,289)**	(1,904)	(10,171)
Net Increase (Decrease) in Cash	**2,895**	(1,707)	6,411
Cash at Beginning of Period	**8,391**	10,098	3,687
Cash at End of Period	**$ 11,286**	$ 8,391	$ 10,098
Interest Paid	**$ 4,178**	$ 4,200	$ 4,008
Income Taxes Paid	**$ 4,000**	$ 12,457	$ 11,500

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

THE MIDLAND COMPANY AND SUBSIDIARIES
Years Ended December 31, 2001, 2000 and 1999

1. General Information and Summary of Significant Accounting Policies

The Company operates generally in two industries—insurance and transportation with the most significant business activities being in insurance.

The accounting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use numerous estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accompanying consolidated financial statements include estimates for items such as insurance loss reserves, income taxes, various other liability accounts and deferred insurance policy acquisition costs. Actual results could differ from those estimates. Policies that affect the more significant elements of the consolidated financial statements are summarized below.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and all subsidiary companies. Material intercompany balances and transactions have been eliminated.

Marketable Securities—Marketable securities are categorized as fixed income securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common, convertible and preferred stocks which do not have redemption provisions). The Company classifies all fixed income and equity securities as available-for-sale and carries such investments at market value. Unrealized gains or losses on investments, net of related income taxes, are included in shareholders' equity as an item of accumulated other comprehensive income. Realized gains and losses on sales of investments are recognized in income on a specific identification basis. At December 31, 2001, the market value of the Company's investment portfolio includes approximately $35.8 million of convertible securities, some of which contain embedded derivatives. The embedded derivatives are valued separately and the change in market value of the embedded derivatives is included in net realized investment gains and losses on the Consolidated Statements of Income beginning in 2001.

Property and Depreciation—Property, plant and equipment are recorded at cost. Depreciation and amortization are generally calculated using accelerated methods over the estimated useful lives of the respective properties (buildings and equipment – 15 to 35 years, furniture and equipment – 3 to 7 years, and barges – 20 years). Depreciation expense recorded in 2001, 2000 and 1999 was (amounts in 000's): $7,223, $7,996 and $7,890, respectively.

Intangible Assets—Goodwill is amortized on a straight-line basis over a 10 year period. Goodwill, net of accumulated amortization, included in Other Assets at December 31, 2001 and 2000 was (amounts in 000's): $4,395 and $4,985, respectively.

Federal Income Tax—Deferred federal income taxes are recognized to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes. The Company continually reviews deferred tax assets to determine the necessity of a valuation allowance.

The Company files a consolidated federal income tax return which includes all subsidiaries.

Insurance Income—Premiums for physical damage and other property and casualty related coverages, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit accident and health and credit life premiums are recognized as income over the lives of the policies using the mean method and the sum-of-the-digits method, respectively. The Company generally does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premiums written are expensed as incurred.

Insurance Loss Reserves—Unpaid insurance losses and loss adjustment expenses include an amount determined from reports on individual cases and an amount, based on past experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amounts are fairly stated, the ultimate liability may be in excess of or less than the amounts provided. The methods of making such estimates and for establishing the resulting liabilities are continually reviewed and any adjustments resulting therefrom are included in earnings currently. Insurance loss reserves also include an amount for claim drafts issued but not yet paid.

Allowance for Losses—Provisions for losses on receivables are made in amounts deemed necessary to maintain adequate reserves to cover probable future losses.

Reinsurance—The Company reinsures certain levels of risk with other insurance companies and cedes varying portions of its written premiums to such reinsurers. Failure of reinsurers to honor their obligations could result in losses to the Company as reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its

exposure to significant losses from reinsurer insolvencies. In addition, the Company pays a percentage of earned premiums to reinsurers in return for coverage against catastrophic losses. The Company also assumes a limited amount of business on certain reinsurance contracts. Related premiums and loss reserves are recorded based on records supplied by the ceding companies.

Transportation Revenues—Revenues for river transportation activities are recognized when earned based on contractual rates and the stage of transportation on inland waterway.

Statements of Cash Flows—For purposes of the statements of cash flows, the Company defines cash as cash held in operating accounts at financial institutions. The amounts reported in the statements of cash flows for the purchase, sale or maturity of marketable securities do not include cash equivalents.

Fair Value of Financial Instruments—The carrying values of cash, receivables, short-term notes payable, trade accounts payable and any financial instruments included in other assets and accrued liabilities approximate their fair values principally because of the short-term maturities of these instruments. The fair value of investments, including embedded derivatives, is considered to be the market value which is based on quoted market prices. The fair value of long-term debt is estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and maturities.

Stock Option and Award Plans—The Company has various plans which provide for granting options and common stock to certain employees and independent directors of the Company and its subsidiaries. The Company accounts for compensation expense related to such transactions using the "intrinsic value" based method under the provisions of Accounting Principles Board Opinion No. 25 and its related interpretations.

New Accounting Standards—The Financial Accounting Standards Board issued Statements of Financial Accounting Standards "SFAS" Nos. 141 "Business Combinations", SFAS 142 "Goodwill and Other Intangible Assets", SFAS 143 "Accounting for Asset Retirement Obligations" and SFAS 144 "Accounting for the Impairment on Disposal of Long-Lived Assets" in 2001. SFAS 141 had no impact on the Company's consolidated financial position, results of operations or cash flows. Although the Company has not fully completed its analysis of the impact of SFAS 142, which is required to be completed by June 30, 2002, the Company does not expect SFAS 142, SFAS 143 or SFAS 144 to have a material impact on its consolidated financial position, results of operations or cash flows.

On January 1, 2001, the Company adopted SFAS 133 "Accounting for Derivative Investments and Hedging Activities". The Company now accounts for the fair value of embedded derivatives separately on its Consolidated Balance Sheets. SFAS 133 did not have a material impact on the results of operations or cash flows at the time of adoption (January 1, 2001).

2. Marketable Securities

	Thousands of Dollars			
		Gross Unrealized		Market
2001	**Cost**	**Gains**	**Losses**	**Value**
Debt Securities:				
Governments	**$134,219**	**$ 5,154**	**$ 231**	**$139,142**
Municipals	**183,645**	**4,712**	**524**	**187,833**
Corporates	**170,429**	**6,327**	**2,842**	**173,914**
Cash Equivalents	**38,569**	**—**	**—**	**38,569**
Other—Notes Receivable	**8,131**	**—**	**—**	**8,131**
Accrued Interest	**7,570**	**—**	**—**	**7,570**
Total	**542,563**	**16,193**	**3,597**	**555,159**
Equity Securities	**89,483**	**61,193**	**3,534**	**147,142**
Embedded Derivatives	**1,108**	**—**	**—**	**1,108**
Accrued Dividends	**600**	**—**	**—**	**600**
Total	**91,191**	**61,193**	**3,534**	**148,850**
Total Marketable Securities	**$633,754**	**$77,386**	**$7,131**	**$704,009**

	Thousands of Dollars			
		Gross Unrealized		Market
2000	Cost	Gains	Losses	Value
Debt Securities:				
Governments	$150,852	$ 3,923	$ 405	$154,370
Municipals	172,824	3,639	342	176,121
Corporates	132,304	1,962	2,478	131,788
Cash Equivalents	62,737	—	—	62,737
Other—Notes Receivable	8,016	—	—	8,016
Accrued Interest	7,305	—	—	7,305
Total	534,038	9,524	3,225	540,337
Equity Securities	74,465	82,945	5,608	151,802
Accrued Dividends	518	—	—	518
Total	74,983	82,945	5,608	152,320
Total Marketable Securities	$609,021	$92,469	$8,833	$692,657

At December 31, 2001 and 2000, the market value of the Company's investment in the common stock of US Bancorp, which exceeded 10% of the Company's shareholders' equity, was $51.5 million and $57.2 million, respectively.

THE MIDLAND COMPANY AND SUBSIDIARIES

The following is investment information summarized by investment category (amounts in 000's):

	2001	2000	1999
Investment Income:			
Insurance:			
Interest on Fixed Income Securities	$ 30,782	$ 28,513	$ 24,336
Dividends on Equity Securities	4,564	3,383	2,073
Investment Expense	(1,544)	(1,122)	(1,117)
Net Insurance Investment Income	33,802	30,774	25,292
Other Investment Income	193	231	156
Total Investment Income	$ 33,995	$ 31,005	$ 25,448
Net Realized Investment Gains:			
Fixed Income:			
Gross Realized Gains	$ 2,358	$ 539	$ 404
Gross Realized Losses	(1,687)	(3,800)	(1,956)
Equity Securities:			
Gross Realized Gains	15,083	16,197	7,290
Gross Realized Losses	(13,731)	(8,290)	(2,252)
Net Realized Investment Gains	$ 2,023	$ 4,646	$ 3,486
Change in Unrealized Investment Gains:			
Fixed Income	$ 6,297	$15,019	$(18,167)
Equity Securities	(19,678)	(7,350)	(14,325)
Change in Unrealized Investment Gains	$(13,381)	$ 7,669	$(32,492)

Other Investment Income is included in Other on the Company's Consolidated Statements of Income.

Included in Net Realized Investment Gains for 2001 is the change in the fair value of embedded derivative options of $1,108.

The cost and approximate market value of debt securities held at December 31, 2001, summarized by contractual maturities, are shown below. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000's).

	Cost	Market Value
One year or less	$ 50,401	$ 50,604
After one year through five years	261,415	268,470
After five years through ten years	220,274	225,061
After 10 years	10,473	11,024
Total	$542,563	$555,159

3. ACCOUNTS RECEIVABLE—NET

Accounts receivable at December 31, 2001 and 2000 are generally due within one year and consist of the following (amounts in 000's):

	2001	2000
Insurance	$82,682	$61,143
Transportation	3,965	4,319
Other	2,287	5,760
Total	88,934	71,222
Less Allowance for Losses	826	826
Accounts Receivable—Net	$88,108	$70,396

At December 31, 2001 and 2000, the Company had outstanding receivables from its largest customer, Conseco, Inc., of $20.7 million and $6.9 million, respectively.

4. PROPERTY, PLANT AND EQUIPMENT—NET

At December 31, 2001 and 2000, property, plant and equipment stated at original cost consist of the following (amounts in 000's):

	2001	2000
Land	$ 1,341	$ 1,341
Buildings, Improvements, Fixtures, etc.	72,051	63,339
Transportation Equipment	42,281	44,301
Total	115,673	108,981
Less Accumulated Depreciation and Amortization	56,578	52,005
Property, Plant and Equipment—Net	$ 59,095	$ 56,976

Total rent expense related to the rental of equipment included in the accompanying Consolidated Statements of Income is (amounts in 000's) $6,589 in 2001, $7,219 in 2000 and $6,566 in 1999. Future rentals under non-cancelable operating leases are approximately (amounts in 000's): $2,424 – 2002; $1,291 – 2003; $849 – 2004; $718 – 2005; $718 – 2006 and $5,390 – thereafter.

The Company has committed to acquire 30 new barges over the next 15 months at an approximate total cost of $6.8 million.

5. Deferred Insurance Policy Acquisition Costs

Acquisition costs incurred and capitalized during 2001, 2000 and 1999 amounted to $155.0 million, $143.5 million and $135.4 million, respectively. Amortization of deferred acquisition costs was $145.8 million, $137.1 million and $114.2 million for 2001, 2000 and 1999, respectively.

6. Notes Payable to Banks

At December 31, 2001 and 2000, the Company had conventional lines of credit with commercial banks of $48 million and $52 million, respectively. The lines of credit in use under these agreements at December 31, 2001 and 2000 amounted to $26 million and $31 million, respectively. Borrowings under these lines of credit constitute senior debt. Annual commitment fees of $71,000 are currently paid to the lending institutions to maintain these credit agreements.

Additionally, at December 31, 2000, the Company had other short-term bank borrowings outstanding of $8 million. These borrowings also constitute senior debt.

The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 2.35% and 6.86% at December 31, 2001 and 2000, respectively.

7. Long-Term Debt

Long-term debt at December 31, 2001 and 2000 is summarized as follows (amounts in 000's):

		2001	2000
Equipment Obligations, Due Through—			
6.50%	October 31, 2003	**$ 1,400**	$2,100
Mortgage Notes, Due Through—			
6.83%	December 20, 2005	**17,219**	17,925
Unsecured Notes Under a $60 million Credit Facility—			
*3.26%	December 1, 2005	**30,000**	20,000
Total Obligations		**48,619**	40,025
Current Maturities		**1,456**	1,406
Non Current Portion		**$47,163**	$38,619

*Rate in effect on December 31, 2001. The interest rate on this borrowing is adjusted quarterly to the LIBOR rate plus a margin of 1%. The terms of this facility were amended in December, 2001. The amount of the facility was increased from $40 million to $60 million and the maturity was changed to the date indicated above.

Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of $28,520,000 at December 31, 2001.

The aggregate amount of repayment requirements on long-term debt for the five years subsequent to 2001 are (amounts in 000's): 2002 – $1,456; 2003 – $1,510; 2004 – $865; 2005 – remainder of $44,788.

At December 31, 2001 and 2000, the carrying value approximated the fair value of the Company's long-term debt.

8. Federal Income Tax

The provision for federal income tax is summarized as follows (amounts in 000's):

	2001	2000	1999
Current provision	**$5,956**	$13,101	$12,295
Deferred provision	**3,526**	2,105	239
Total	**$9,482**	$15,206	$12,534

The federal income tax provision for the years ended December 31, 2001, 2000 and 1999 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):

	2001	2000	1999
Federal income tax at statutory rate	**$12,846**	$17,734	$15,300
Tax effect of:			
Tax exempt interest and excludable dividend income	**(3,672)**	(3,397)	(3,131)
Excise tax on reversion of pension assets	**—**	529	—
Other—net	**308**	340	365
Provision for federal income tax	**$ 9,482**	$15,206	$12,534

THE MIDLAND COMPANY AND SUBSIDIARIES

Significant components of the Company's net deferred federal income tax liability are summarized as follows (amounts in 000's):

	2001	2000
Deferred tax liabilities:		
Deferred insurance policy acquisition costs	**$31,923**	$28,945
Unrealized gain on marketable securities	**24,579**	29,240
Accelerated depreciation	**7,543**	7,281
Other	**2,376**	1,284
Sub–total	**66,421**	66,750
Deferred tax assets:		
Unearned insurance premiums	**24,519**	21,467
Pension expense	**1,618**	3,915
Insurance loss reserves	**3,326**	3,125
Other	**5,155**	5,305
Sub–total	**34,618**	33,812
Deferred federal income tax	**$31,803**	$32,938

For 2001 and 2000, $861,000 and $479,000, respectively, of income tax benefits applicable to deductible compensation related to stock options exercised were credited to shareholders' equity.

9. Reinsurance

A reconciliation of direct to net premiums, on both a written and an earned basis for the property and casualty companies, is as follows (amount in 000's):

	Direct	Assumed	Ceded	Net
2001				
Written	**$472,989**	**$84,864**	**$(34,748)**	**$523,105**
Earned	**455,253**	**70,428**	**(28,462)**	**497,219**
2000				
Written	$455,951	$47,154	$(31,769)	$471,336
Earned	434,565	41,700	(30,766)	445,499
1999				
Written	$432,263	$39,778	$(32,178)	$439,863
Earned	409,506	38,803	(55,620)	392,689

The amounts of recoveries pertaining to reinsurance contracts that were deducted from losses incurred during 2001, 2000 and 1999 were (amounts in 000's): $16,146, $14,286 and $62,003, respectively.

10. Insurance Loss Reserves

Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim checks issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000's):

	2001	2000	1999
Balance at January 1	**$111,742**	$113,439	$108,697
Less reinsurance recoverables	**16,720**	24,114	20,430
Net balance at January 1	**95,022**	89,325	88,267
Incurred related to:			
Current year	**291,502**	242,689	211,066
Prior years	**(4,179)**	(6,952)	(10,178)
Total incurred	**287,323**	235,737	200,888
Paid related to:			
Current year	**226,853**	186,498	159,045
Prior years	**52,634**	43,542	40,785
Total paid	**279,487**	230,040	199,830
Net balance at December 31	**102,858**	95,022	89,325
Plus reinsurance recoverables	**19,309**	16,720	24,114
Balance at December 31	**$122,167**	$111,742	$113,439

11. Benefit Plans

The Company has a qualified pension plan which provides for the payment of annual benefits to participants upon retirement. Such benefits are based on years of service and the participant's highest compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future. During 2000, the participants of the qualified pension plan were given a one-time election to opt out of the qualified pension plan and enroll in a qualified self-directed defined contribution retirement plan. As a result, the Company recorded a curtailment/settlement gain of approximately $7.4 million, which is included in Other Operating and Administrative Expenses. All new employees are automatically enrolled in the qualified self-directed defined contribution retirement plan. The Company contributed $1.6 million and $1.2 million to the qualified self-directed retirement plan for the years 2001 and 2000, respectively.

The Company has a qualified 401(k) savings plan and a funded non-qualified savings plan. The Company contributed $876,000, $821,000 and $669,000 to the qualified 401(k) savings plan and $225,000, $293,000 and $329,000 to the non-qualified savings plan for the years 2001, 2000 and 1999, respectively.

The Company also has a unfunded non-qualified defined benefit pension plan.

The following tables, which include amounts related to both the qualified and non-qualified pension plans, illustrate (1) a reconciliation of the plans' benefit obligation, assets and funded status, (2) the weighted average assumptions used and (3) the components of the net periodic benefit cost (amounts in 000's except for percentages):

	2001	2000
Qualified plan		
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 15,608**	$ 26,448
Service cost	**591**	884
Interest cost	**1,216**	1,853
Actuarial (gain)/loss	**991**	2,381
Curtailments	**—**	(4,229)
Settlements	**—**	(11,068)
Benefits paid	**(705)**	(661)
Benefit obligation at end of year	**$ 17,701**	$ 15,608
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ 16,703**	$ 32,368
Actual return on plan assets	**(753)**	(371)
Employer contributions (reversion)	**—**	(3,565)
Settlements	**—**	(11,068)
Benefits paid	**(705)**	(661)
Fair value of plan assets at end of year	**$ 15,245**	$ 16,703
Funded status:		
Funded status at end of year	**$ (2,456)**	$ 1,095
Unrecognized net actuarial (gain)/loss	**(396)**	(3,384)
Unrecognized prior service cost	**334**	358
Unrecognized net transition obligation (asset)	**(263)**	(358)
Accrued benefit cost	**$ (2,781)**	$ (2,289)

	2001	2000
Non-qualified plan		
Benefit obligation at beginning of year	**$ 1,078**	$ 7,095
Service cost	**18**	88
Interest cost	**13**	213
Actuarial (gain)/loss	**(71)**	1,343
Curtailments	**—**	(1,486)
Transfer of obligation to successor plan	**—**	(6,120)
Settlements	**(813)**	—
Gross benefits paid	**(37)**	(55)
Benefit obligation at end of year (accumulated benefit obligation of $133 and $986, respectively)	**$ 188**	$ 1,078
Funded status	**$ (188)**	$(1,078)
Unrecognized actuarial (gain)/loss	**(40)**	31
Unrecognized prior service cost	**92**	100
Accrued benefit cost	**$ (136)**	$ (947)

	2001	2000	1999
Qualified and non-qualified plans			
Weighted-average assumptions as of December 31:			
Discount rate	**7.25%**	7.75%	7.75%
Expected return on plan assets	**9.40%**	9.00%	8.00%
Rate of compensation increase	**4.25%**	4.25%	5.50%
Components of net periodic benefit cost:			
Service cost	**$ 609**	$ 972	$ 1,614
Interest cost	**1,229**	2,066	2,527
Expected return on assets	**(1,244)**	(2,266)	(1,663)
Amortization of:			
Transition asset	**(95)**	(113)	(165)
Prior service cost	**32**	55	114
Actuarial (gain)/loss	**—**	(107)	133
Net periodic benefit cost	**531**	607	2,560
Curtailment credit	**—**	(4,333)	—
Settlement credit	**(813)**	(3,063)	—
Total net periodic benefit cost (credit)	**$ (282)**	$(6,789)	$ 2,560

THE MIDLAND COMPANY AND SUBSIDIARIES

12. STOCK OPTION AND AWARD PLANS

Under the Company's stock option plans, all of the outstanding stock options at December 31, 2001 were non-qualified options and had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. 156,000 of these stock options were exercisable at December 31, 2001, 64,000 options become exercisable each year in 2002 through 2004 and 27,000 options become exercisable in 2005. A summary of stock option transactions follows:

	2001		2000		1999	
	(000's) Shares	Wtd. Avg. Option Price	(000's) Shares	Wtd. Avg. Option Price	(000's) Shares	Wtd. Avg. Option Price
Outstanding, beginning of year	**383**	**$17.55**	246	$12.49	380	$10.07
Exercised	**(131)**	**9.43**	(39)	9.00	(164)	9.38
Forfeited	**(11)**	**27.70**	(7)	22.75	—	—
Granted	**133**	**33.19**	183	22.75	30	26.09
Outstanding, end of year	**374**	**$25.65**	383	$17.55	246	$12.49
Exercisable, end of year	**156**	**$22.47**	229	$14.06	216	$10.60
Fair value of options granted		**$11.37**		$ 8.72		$ 8.64

Information regarding such outstanding options at December 31, 2001 follows:

Remaining Life	Outstanding Options (000's)	Price
One year	15	$ 16.71
Three years	18	16.92
Five years	15	12.63
Seven years	30	26.09
Eight years	168	22.75
Nine years	128	33.19
Total outstanding	374	
Weighted average price		$25.65

At December 31, 2001, options exercisable have exercise prices between $12.63 and $33.19 and an average contractual life of approximately 6 years.

The Company implemented a restricted stock award program during 1993. Under this program, grants of the Company's common stock will vest after a five-year incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the other rights of outstanding shares. In 1995, 147,000 shares were awarded and 124,000 shares were eventually distributed in 2000. In 1997 and 1999, 195,000 and 119,500 shares, respectively, were also awarded and 163,000 and 107,000 shares, respectively, remain outstanding at December 31, 2001. The value of the awards is being charged to compensation expense over a five-year vesting period.

In 2000, the Company established a performance stock award program. Under this program, shares vest after a three-year performance measurement period and will only be awarded if pre-established performance levels have been achieved. Shares are awarded at no cost and the recipient must have been employed throughout the entire three-year performance period. A maximum of 48,000 of these shares could potentially be issued each year in 2003 (for 2000) and 2004 (for 2001). The expected value of these awards is charged to compensation expense over the performance period.

The Company applies APB Opinion No. 25 and related interpretations in accounting for the stock option plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under these plans consistent with the method of SFAS No. 123, the Company's 2001, 2000 and 1999 net income and earnings per share would have been reduced to the pro forma amounts indicated below (amounts in 000's, except per share data):

	2001	2000	1999
Net Income			
As reported	**$27,222**	$35,463	$31,179
Pro forma	**$26,707**	$35,157	$31,011
Net Income per Common Share—basic			
As reported	**$3.15**	$3.91	$3.42
Pro forma	**$3.09**	$3.88	$3.40
Net Income per Common Share—diluted			
As reported	**$3.03**	$3.78	$3.30
Pro forma	**$2.97**	$3.75	$3.28

The fair values of the 2001, 2000 and 1999 option grants were estimated on the date of the grant using the Black-Scholes option-pricing model with the following (weighted average) assumptions: dividend yields of 1.3%, expected volatility of 27.6%, 27.1% and 26.6%, risk-free interest rates of 4.8%, 6.7% and 4.7% and expected lives of 7 years, respectively.

At December 31, 2001, 713,000 common shares are authorized for future option award or stock grants.

13. Earnings Per Share

The following table is a reconciliation of the number of shares used to compute Basic and Diluted earnings per share. No adjustments are necessary to the income used in the Basic or Diluted calculations for the years ended December 31, 2001, 2000 or 1999.

	Shares in 000's		
	2001	2000	1999
Shares used in basic EPS calculation (shares outstanding)	**8,641**	9,066	9,111
Effect of dilutive stock options	**114**	114	122
Effect of dilutive restricted stock grants	**192**	174	230
Effect of dilutive performance stock awards	**48**	25	—
Shares used in diluted EPS calculation	**8,995**	9,379	9,463

All outstanding stock options at December 31, 2001 had exercise prices that were less than the average market price of the Company's common stock and, therefore, were included in the computation of diluted earnings per share. At December 31, 2000 and 1999, 30,000 stock options at a price of $26.09 were outstanding and were not comprehended in the computation of diluted earnings per share because their price was greater than the average market value of the common stock.

14. Contingencies

Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, Management believes that the outcome of such matters will not have a material effect upon the Company's consolidated financial position or results of operations. The Company also has credit exposure with customers, generally in the form of premiums receivable. Management monitors these exposures on a regular basis. However, as collectibility of such receivables is dependent upon the financial stability of the customers, the Company cannot assure collections in full. Where appropriate, the Company has provided a reserve for such exposures.

15. Shareholder's Equity

The Company has 20,000,000 shares of common stock authorized for issuance without par value (stated value of $.083 a share). The Company also has 500,000 shares of preferred stock authorized, without par value, none of which have been issued.

In January 2001, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock and 198,000 of these shares had been repurchased as of December 31, 2001. In October 1999, 500,000 common shares were authorized for repurchase by the Board of Directors, all of which were repurchased by the end of 2000.

The insurance subsidiaries are subject to state regulations which limit by reference to statutory investment income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies as determined by the laws of the domiciliary states. Under these restrictions, the maximum dividends that may be paid by the insurance subsidiaries in 2002 without regulatory approval total approximately $24,076,000; such subsidiaries paid cash dividends of $15,000,000 in 2001, $5,350,000 in 2000 and $5,900,000 in 1999.

Net income as determined in accordance with statutory accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America, for the Company's insurance subsidiaries was $18,231,000, $30,854,000 and $21,652,000 for 2001, 2000 and 1999, respectively. Shareholders' equity on the same basis was $235,417,000 and $245,904,000 at December 31, 2001 and 2000, respectively.

16. Industry Segments

The Company operates in several industries and Company management reviews operating results by several different classifications (e.g., product line, legal entity, distribution channel). Reportable segments are determined based upon revenues and/or operating profits and include manufactured housing insurance, all other insurance and transportation. Manufactured housing insurance includes primarily insurance similar to homeowners insurance for manufactured houses. All other insurance includes various personal lines such as site-built dwelling, collateral protection, motorsport and watercraft insurance, as well as commercial lines such as manufactured housing park and dealer insurance. The Company writes insurance throughout the United States with larger concentrations in the southern and southeastern states. Transportation includes barge chartering and freight brokerage operations primarily on the lower Mississippi River and its tributaries.

THE MIDLAND COMPANY AND SUBSIDIARIES

Listed below is financial information required to be reported for each industry segment. Certain amounts are allocated and certain amounts are not allocated (e.g., assets and investment gains) to each segment for management review. Operating segment information based upon how it is reviewed by the Company is as follows for the years ended December 31, 2001, 2000 and 1999 (amounts in 000's):

	Manufactured Housing Insurance	Other Insurance	Unallocated Insurance Amounts	Transportation	Corporate and All Other	Intersegment Elimination	Total
2001							
Revenues—External customers	**$318,298**	**$197,110**		**$34,826**	**$ 291**		**$ 550,525**
Net investment income	**20,562**	**14,042**	**$ 7**	**5**	**193**	**$ (814)**	**33,995**
Net realized investment gains	**n/a**	**n/a**	**2,023**				**2,023**
Interest expense	**n/a**	**n/a**	**2,081**	**260**	**3,580**	**(1,553)**	**4,368**
Depreciation and amortization	**2,274**	**1,409**	**590**	**2,304**	**1,747**		**8,324**
Income before taxes	**29,758**	**10,033**	**(1,113)**	**1,673**	**(3,647)**		**36,704**
Income tax expense	**7,548**	**3,006**	**(349)**	**594**	**(1,317)**		**9,482**
Acquisition of fixed assets	**n/a**	**n/a**	**9,515**	**12**	**208**		**9,735**
Identifiable assets	**n/a**	**n/a**	**987,149**	**24,952**	**56,670**	**(14,829)**	**1,053,942**
2000							
Revenues—External customers	$309,943	$154,961		$33,119	$ 748		$498,771
Net investment income	20,787	11,272	$ 25		231	$ (1,310)	31,005
Net realized investment gains	n/a	n/a	4,646				4,646
Interest expense	n/a	n/a	1,841	440	3,897	(2,046)	4,132
Depreciation and amortization	2,251	1,125	590	2,690	2,495		9,151
Income before taxes	37,589	15,364	(2,044)	2,793	(3,033)		50,669
Income tax expense	11,390	3,796	(392)	984	(572)		15,206
Acquisition of fixed assets and businesses	n/a	n/a	5,987	58	259		6,304
Identifiable assets	n/a	n/a	912,008	27,412	72,009	(17,579)	993,850
1999							
Revenues—External customers	$283,332	$124,452		$31,327	$ 1,081		$440,192
Net investment income	15,526	10,631	$ 19	177	156	$(1,061)	25,448
Net realized investment gains	n/a	n/a	3,486				3,486
Interest expense	n/a	n/a	1,406	359	3,648	(1,346)	4,067
Depreciation and amortization	2,120	931	321	2,860	4,055		10,287
Income before taxes	45,370	6,678	(1,122)	1,806	(9,019)		43,713
Income tax expense	14,219	1,169	(304)	637	(3,187)		12,534
Acquisition of fixed assets and businesses	n/a	n/a	5,452	84	273		5,809
Identifiable assets	n/a	n/a	812,791	30,564	59,140	(14,438)	888,057

The amounts shown for manufactured housing insurance, other insurance and unallocated insurance comprise the consolidated amounts for Midland's insurance operations subsidiary, American Modern Insurance Group, Inc. Intersegment revenues were not significant for 2001, 2000 or 1999.

In 2001, 2000 and 1999, revenues from one customer, Conseco, Inc., which exceeded 10% of consolidated revenues, amounted to $80,674,000, $77,395,000 and $64,621,000, respectively.

Independent Auditor's Report

THE MIDLAND COMPANY AND SUBSIDIARIES

Deloitte & Touche

Cincinnati, Ohio

To the Shareholders of The Midland Company:

We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

February 7, 2002

Deloitte & Touche LLP

Management's Report

THE MIDLAND COMPANY AND SUBSIDIARIES

The consolidated financial statements and accompanying notes of The Midland Company and its subsidiaries are the responsibility of the Company's management, and have been prepared in conformity with accounting principles generally accepted in the United States of America. They necessarily include amounts that are based on management's best estimates and judgments. Other financial information contained in this annual report is presented on a basis consistent with the financial statements.

In order to maintain the integrity, objectivity and fairness of data in these financial statements, the Company has developed and maintains comprehensive internal control which is supplemented by a program of internal audits. Management believes that the Company's internal control is adequate to provide reasonable, but not absolute, assurance that assets are safeguarded and the objectives of accuracy and fair presentation of financial data are met in all material respects.

The financial statements have been audited by Deloitte & Touche LLP, Certified Public Accountants, in accordance with accounting principles generally accepted in the United States of America, including sufficient tests of the accounting records to enable them to express an informed opinion as to whether the financial statements, considered in their entirety, present fairly the Company's financial position and results of operations in conformity with generally accepted accounting principles. Deloitte & Touche LLP reviews the results of its audit both with management and with the Audit Committee.

The Audit Committee, comprised entirely of outside Directors, meets periodically with management, internal auditors and independent auditors (separately and jointly) to assure that each is fulfilling its responsibilities.

QUARTERLY DATA (UNAUDITED)

THE MIDLAND COMPANY AND SUBSIDIARIES	2001				2000			
(Amounts in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$139,982	$143,863	$147,097	$155,601	$128,741	$132,443	$135,793	$137,445
Net income	$ 9,692	$ 6,067	$ 1,808	$ 9,655	$ 9,183	$ 7,330	$ 7,925	$ 11,025
Basic earnings per common share	$ 1.11	$ .71	$ .21	$ 1.12	$ 1.00	$ .80	$ .88	$ 1.23
Diluted earnings per common share	$ 1.07	$ .68	$ .20	$ 1.08	$ .97	$ .78	$ .83	$ 1.20
Dividends per common share	$ .080	$ .080	$ .080	$ .080	$ .075	$ .075	$ .075	$ .075
Price range of common stock (Nasdaq):								
High	$ 33.63	$ 44.50	$ 45.19	$ 48.27	$ 23.97	$ 27.25	$ 27.44	$ 30.50
Low	$ 26.13	$ 30.00	$ 25.00	$ 35.41	$ 18.50	$ 20.52	$ 24.25	$ 25.13

OTHER INFORMATION

TRANSFER AGENT AND REGISTRAR
Fifth Third Bank
38 Fountain Square, Mail Drop #10AT66-3212
Cincinnati, Ohio 45263

INDEPENDENT AUDITORS
Deloitte & Touche LLP
250 East Fifth Street
Cincinnati, Ohio 45202

SHAREHOLDERS' MEETING
The next meeting of the shareholders will be held at 10:00 a.m. on Thursday, April 11, 2002 at the Company's offices, 7000 Midland Boulevard, Amelia, Ohio 45102.

MARKET FOR REGISTRANT'S COMMON STOCK
The Midland Company Common Stock is traded on the NASDAQ National Market System. The symbol is MLAN.

DIVIDEND REINVESTMENT PLAN
The Plan provides for the acquisition of additional shares of the Company without brokerage fees through automatic dividend reinvestment. Enrollment forms and information about the Plan are available from Fifth Third Bank (1-800-837-2755).

FORM 10-K
A copy of the Company's 2001 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to the Company – Attention: Chief Financial Officer or from the Company's website www.midlandcompany.com.

FINANCIAL INFORMATION
For financial information visit us on the internet at www.nasdaq.com
or www.midlandcompany.com

Officers and Directors

THE MIDLAND COMPANY AND SUBSIDIARIES

BOARD OF DIRECTORS

James E. Bushman (a) (b) (c)
President and Chief Executive Officer
Cast-Fab Technologies, Inc.

James H. Carey (a) (b)
Corporate Director/Advisor

Michael J. Conaton (c)
Formerly President and Vice Chairman of the Company

Jerry A. Grundhofer (d)
President and Chief Executive Officer
US Bancorp

J. P. Hayden, Jr. (c)
Chairman of the Executive Committee of the Board,
Formerly Chairman and Chief Executive Officer
of the Company

J. P. Hayden III (c)
Chairman and Chief Operating Officer

John W. Hayden (c)
President and Chief Executive Officer

Robert W. Hayden
Formerly Vice President of the Company

William T. Hayden (d)
Partner-Katz, Teller, Brant & Hild

William J. Keating , Jr. (b)
Partner-Keating, Muething & Klekamp, P.L.L.

John R. LaBar
Formerly Vice President and Secretary of the Company

David B. O'Maley (b) (d)
Chairman, President and Chief Executive Officer
Ohio National Financial Services

John M. O'Mara (a) (c)
Corporate Director/Financial Consultant

Glenn E. Schembechler (a)
Professor Emeritus University of Michigan

Francis Marie Thrailkill, OSU Ed.D. (d)
President-College of Mount St. Joseph

John I. Von Lehman
Executive Vice President,
Chief Financial Officer and Secretary

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Executive Committee
(d) Member of Governance Committee

OFFICERS

J. P. Hayden III
Chairman and Chief Operating Officer

John W. Hayden
President and Chief Executive Officer

John I. Von Lehman
Executive Vice President,
Chief Financial Officer and Secretary

Paul T. Brizzolara
Executive Vice President,
Chief Legal Officer and
Assistant Secretary

Elisabeth E. Baldock
Vice President-Human Resources/
Learning and Development

W. Todd Gray
Treasurer

Michael L. Flowers
Vice President and Assistant Secretary

Mark E. Burke
Director of Taxation

Ronald L. Gramke
Assistant Treasurer

Edward J. Heskamp
Assistant Treasurer

Mary Ann C. Pettit
Assistant Secretary

Geraldine M. Stigall
Assistant Secretary



The Midland Company
7000 Midland Boulevard
P.O. Box 1256
Cincinnati, Ohio 45201-1256
Phone (513) 943-7100
www.midlandcompany.com